UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(APRIL 18, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2005

4.

Form of Proxy

5.

Supplemental Mailing List Return Card

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: APRIL 18, 2006

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario, on Thursday, May 25, 2005 at the hour of 3:00 o’clock in the afternoon (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

4.

To consider and approve the reservation of an additional 1,003,750 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan; and

5.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2005, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The board of directors has fixed the close of business on April 6, 2006 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The board of directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

DATED at Toronto this 30th day of March 2006.

By Order of the

Board of Directors

/s/ Nagy Moustafa

Nagy Moustafa

Chief Executive Officer

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 25, 2006

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.

The Corporation may also pay brokers or other persons holding common shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favor of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in any case, shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2005 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

A.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

or

B.

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Certain directors and senior officers of the Corporation may have certain interests in the matters to be acted upon at the Meeting.  More specifically, the directors and officers of the Corporation may receive options to purchase common shares in the Corporation, which options will be made available from the Plan (as defined below), and as such, the number and availability of such option grants will be facilitated by the increase in the maximum number of common shares available for issuance under the Plan as proposed below.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at March 23, 2006, the Corporation had 24,346,691 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All voting shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed April 6, 2006, as the record date for the purpose of determining shareholders entitled to receive a Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date.  Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and senior officers of the Corporation, except as noted below, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC hold 3,572,795 common shares and 1,400,000 common share purchase warrants.  Upon conversion of the common share purchase warrants, Mr. Wigdale and Lakefront Partners, LLC would hold 4,972,795 common shares or 19.3% of the outstanding shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 and the report of the auditors thereon accompany this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of five (5) directors.  The number of directors to be elected at the Meeting has been fixed at five (5) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first Annual Meeting of Shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws.

The statement as to the shares of the Corporation beneficially owned or over which the nominees for election as directors exercise control or discretion hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

Name and Present Principal Occupation	Position with the Corporation	Appointed Since	Number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Nagy Moustafa Chief Executive Officer Ontario, Canada	CEO, Director	1997	770,946
Mark C. Steinman (1) (4) Chairman of the Corporation Ontario, Canada	Chairman	1998	217,500
Brian Barry (3) (7) Independent consultant Ontario, Canada	Director	2005	517,500
Keith Powell(1) (2) (3) (6) Partner at XPV Capital Corporation Ontario, Canada	Director	2002	315,955
James B. Wigdale, Jr.(1) (2) (5) Manager, Lakefront Partners, LLC Wisconsin, USA	Director	2005	3,572,795

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Steinman has served as a Director since June 1998 and Chairman since July 2002.  Mr. Steinman currently is an independent consultant.  Until 2003, Mr. Steinman was Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

(5)

Mr. Wigdale has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1988 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

(6)

Mr. Powell has served as a Director since July 2002.  Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks.  Mr. Powell is currently a Partner at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies and Principal at his own company, Keith Powell Consulting Inc.  In addition he holds seats on a number of technology company boards.

(7)

Mr. Barry has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry completed a merger and acquisition activity with sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada.

As at the date of this Circular, the directors and officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or discretion over 5,394,696 Common Shares, representing approximately 22% of the issued and outstanding Common Shares of the Corporation.  The direct and indirect holdings of Mr. Wigdale represent 14.7% of the issued and outstanding shares.

C.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors to the Corporation at a remuneration to be fixed by the directors.  KPMG LLP were appointed as the auditors of the Corporation on August 29, 2000.  From March 1, 1999 to August 29, 2000 Ernst & Young LLP were the Corporation’s auditors.  Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next Annual Meeting of Shareholder and to authorize the directors to fix their remuneration.

The only fees paid to KPMG LLP were Audit Fees.  KPMG LLP billed us $145,000 in fiscal 2005 ($132,000 in fiscal 2004) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

D.

Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate officers and employees at a level and in a manner that ensures that they are motivated and that their interests are aligned with those of the Corporation and its shareholders.  Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under the Diversinet Corp. Amended and Restated Option Plan dated May 15, 2000 (the “Plan”).

Under the Plan, the maximum number of shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant.  Moreover, the maximum number of common shares which may be issued to any one insider and such insider’s associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance.  The maximum number of common shares which may be issued to all insiders as a group under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance. No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of December 31, 2005, an aggregate of 2,896,250 shares of common stock had been purchased or options with respect thereto had been granted under the Plan dated May 15, 2000, and all prior stock option plans of the Corporation.  Shareholders will be asked at the Meeting to approve the reservation of additional 1,003,750 shares of common stock for issuance under the Plan resulting in a total of 3,900,000 shares of common stock being reserved for issuance under the Plan.  On February 22, 2005, the Board of Directors adopted, subject to stockholder approval, certain amendments to the Plan to provide for this reservation.  Unless the amount reserved for issuance thereunder is increased, the Plan may run out of shares available to be optioned during fiscal 2006.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the shares present and entitled to vote at the Meeting.  A copy of the Plan is available in our filings with EDGAR at www.sec.gov.

Summary description of the Plan

General

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 2,900,000 shares of common stock, subject to adjustment, is authorized for the granting of stock options under the Plan.  The shares of common stock reserved for issuance under the Plan on May 20, 2005 were registered pursuant to a Registration Statement on Form S-8.  As of December 31, 2005, options to purchase an aggregate of 2,409,873 shares of common stock, at exercise prices ranging from $0.37 to $24.06 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Eligibility

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration

The Compensation Committee administers the Plan.  Subject to the foregoing limitations, options may be granted under the Plan by the Corporation’s Compensation Committee to directors, officers, full-time and part-time employees and consultants of the Corporation or any subsidiary provided that:

(i)

the options may not have a term exceeding five years; and

(ii)

the exercise price may not be less than the market price of the common shares of the Corporation at the time of grant.

The options may be exercised in such manner as the Compensation Committee determines provided that if no determination is made, an optionee may not take up more than 50% of the options in any 12 month period.

The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.

Grant of Option: Vesting

The Compensation Committee may grant at any time to any eligible person an option entitling such person to purchase the Corporation’s common stock in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common stock at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder will be able to exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the stock on the trading day immediately preceding the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments

In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation’s capitalization.  The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to stockholders or any acquisition of stock or assets or other similar change.  The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors.  In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation’s assets, which is effected in such a way that holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such common stock, the Board of Directors may substitute the per share amount of such stock, securities or assets for shares upon any subsequent exercise of any option.

Termination

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.  No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect.  Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability

Options may be transferable as provided in the Option Agreement.  It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the Option Agreement.

Recommendation of the Board of Directors

The Board of Directors recommends a vote to approve the reservation of additional shares of common stock for issuance under the Plan.  Unless the shareholder directs that his or her common shares are to be voted against the reservation of an additional 1,003,750 shares of common stock, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed reservation would give the Board of Directors authority to reserve such shares at any time it determined prior to December 31, 2006.  In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended December 31, 2005, December 31, 2004, and the fourteen month period ended December 31, 2003 from the Corporation by its Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated officers of the Corporation (the “Named Executive Officers”) whose total salary and bonus exceeded $150,000.  The Corporation has determined that it had a total of five Named Executive Officers during the fiscal year.

Summary Compensation Table

(Shown in Canadian dollars unless noted)

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year (7)	Salary ($)	Bonus(6) ($)	Other Annual Compensation	Securities Under Options granted (#)	All Other Compensation ($)
Nagy Moustafa (1) Chief Executive Officer	2005 2004 2003	220,000 220,000 256,667	20,000 63,667 15,000	6,000 6,000 7,000	- 271,000 300,000	- - -
David Hackett (2) Chief Financial Officer	2005 2004 2003	180,000 165,000 192,500	5,000 27,750 8,000	4,800 4,800 5,600	200,000 - 60,000	- - -
David Annan (3) Chief Technology Officer	2005	159,273	-	3,580	110,000	-
Kashif Hassan (4) President	2005	200,000	-	4,773	250,000	-
Michael O’Farrell (5) Chief Marketing Officer	2005	167,047	-	4,777	80,000	-

(1)

Nagy Moustafa was appointed President and Chief Executive Officer of the Corporation on November 10, 1997.  On January 3, 2005 Mr. Moustafa ceased being President.  See “Management Employment Contracts”.

(2)

David Hackett was appointed Chief Financial Officer of the Corporation on March 26, 2002.  See “Management Employment Contracts”.

(3)

David Annan was appointed Chief Technology Officer of the Corporation on January 3, 2005.  See “Management Employment Contracts”.

(4)

Kashif Hassan was appointed President of the Corporation on January 3, 2005.  Mr. Hassan ceased being an employee of the Corporation in February 2006.  See “Management Employment Contracts”.

(5)

Michael O’Farrell was appointed Chief Marketing Officer of the Corporation on January 3, 2005.  Mr. O’Farrell ceased being an employee of the Corporation in December 2005.  See “Management Employment Contracts”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee.  Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.

(7)

The 2005 and 2004 years are for the twelve months ended December 31st.  The 2003 year is for the fourteen month period ended December 31, 2003.

Option Grants in the Year Ended December 31, 2005

Details of options granted to each Named Executive Officer during the year ended December 31, 2005 are as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price /Security $	Market Value of Securities Underlying Options on the Date of Grant/Security - $	Expiration Date (1)
Nagy Moustafa Chief Executive Officer	-	-	-	-	-
David Hackett Chief Financial Officer	200,000	12.1%	0.40	0.87	January 3, 2010
David Annan Chief Technology Officer	110,000	6.7%	0.40	0.87	January 3, 2010
Kashif Hassan President	250,000	15.2%	0.40	0.87	January 3, 2010
Michael O’Farrell Chief Marketing Officer	80,000	4.9%	0.40	0.87	January 3, 2010

(1)

Pursuant to the Plan, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee’s retirement or death.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Details of aggregate number of options exercised by each Named Executive Officer during the year ended December 31, 2005 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

Name	Securities Acquired on Exercise #	Aggregate Value Realized	Unexercised Options at December 31, 2005 (#) exercisable/unexercisable	Value of Unexercised in-the-money Options at December 31, 2005 $ exercisable/unexercisable (1)
Nagy Moustafa Chief Executive Officer	-	-	416,833/54,167	100,270/-
David Hackett Chief Financial Officer	-	-	189,375/85,625	-/-
David Annan Chief Technology Officer	-	-	53,750/56,250	-/-
Kashif Hassan President	-	-	125,000/125,000	-/-
Michael O’Farrell Chief Marketing Officer	-	-	42,500/37,500	-/-

(1)

Based on a closing market price of $0.38 per Common Share of the Corporation on December 31, 2005 on the OTC Bulletin Board (the last trading day in the fiscal year of the Corporation).

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	2,409,873	$0.98	486,377
Equity compensation plans not approved by shareholders	862,000	$0.77	1,003,750(1)
Total	3,271,873 (2) (3)	$0.93	1,490,127

(1)

The increase in the number of shares reserved for issuance under the Plan is subject to shareholder approval at the Meeting.

(2)

The common shares to be issued upon exercise of outstanding options consist of 2,409,873 common shares reserved for issuance in respect of options previously granted under the Plan and 862,000 common shares reserved for issuance under outstanding warrants granted to consultants (including Mr. Wigdale and Mr. Barry, both directors of the Corporation).  The aggregate number of common shares reserved for issuance in respect of such outstanding options and warrants represents 13.5% of the aggregate number of common shares.  The material terms of the warrants are described in note 6 to the 2005 financial statements.

(3)

The aggregate of 3,900,000 common shares reserved for issuance under the Plan in respect of (i) outstanding options and warrants and (ii) options which may be granted in future under the Plan, represents 16.0% of the aggregate number of outstanding common shares outstanding.

Other Compensation Matters

There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2005.  There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation is indebted to the Corporation.

Management Employment Contracts

Nagy Moustafa, the Corporation’s Chief Executive Officer is employed pursuant to a written employment contract dated September 15, 2004, replacing an employment contract effective September 29, 1997 as amended on October 1, 2002.  The contract provides an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  The contract provides for payment of twenty-four (24) months’ salary and bonus upon termination of employment, and payment of thirty-six (36) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contains certain non-competition and non-disclosure provisions.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn$180,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six (6) months’ salary and bonus upon termination of employment, and payment of eighteen (18) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective January 3, 2005 which provides for an annual base salary of Cdn$160,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Kashif Hassan, President, was employed pursuant to a written employment contract, effective January 3, 2005, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Mr. Hassan ceased being an employee in February 2006.

Michael O’Farrell, Chief Marketing Officer, was employed pursuant to a written employment contract, effective January 3, 2005 which provides for an annual base salary of Cdn$180,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Mr. O’Farrell ceased being an employee in December 2005.

Composition of the Compensation Committee

At the end of the fiscal year ended December 31, 2005 the Corporation’s compensation committee (the “Compensation Committee”) was comprised of Keith Powell and Jay Wigdale.

Report on Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options.  Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer’s employment contract.

The Corporation’s executive compensation program may include base salary, bonus and participation in the Corporation’s stock option plans.  In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.  The Compensation Committee considers and, if thought fit, approves the issuance of options in accordance with the Corporation’s stock option plans.  Such stock option grants are dependent upon individual performance and competitive conditions.  The Corporation’s stock option plans require that the option exercise price be equal to the market price on the date immediately prior to the date the option was granted.

Compensation of the Chief Executive Officer

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment contract (See ”Management Employment Contracts”) which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining the basis for Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2005, Mr. Moustafa was granted no options.  The previous stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Mr. Moustafa is an executive officer and a member of the Board and is required to absent himself from deliberations of the Board with respect to matters related to his compensation and also abstain from voting on these matters.

Submitted on behalf of the Compensation Committee:

Keith Powell (Chair)

Compensation of Directors

Our directors received no compensation during fiscal 2005 for attending meetings of the board of directors or a committee of the board of directors. During February 2005, our Compensation Committee proposed and the full Board of Directors approved a change to director compensation.  For 2005 onward, each non-management directors shall receive either (i) 30,000 Diversinet common shares, or (ii) Cdn$10,000 (Cdn$2,500 quarterly in arrears) and 30,000 options.  In addition we may grant directors additional options from time to time.  During fiscal 2005, Messrs Barry, Beck (who resigned in December 2005), Steinman, and Wigdale each received 30,000 common shares.  Mr. Powell received Cdn$10,000 cash and 30,000 options at $0.63.  Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of our Amended and Restated Stock Option Plan.

The Corporation has entered into a Consultant Agreement dated January 15, 2004, as amended, December 20, 2004, with James B. Wigdale, Jr., a director of the Corporation pursuant to which Mr. Wigdale provides certain consulting services to the Corporation.  The services generally relate to business development.  As compensation for these services, Mr. Wigdale is entitled to receive a fee equal to 10% of product sales and 5% of consulting sales generated by Mr. Wigdale.  In addition, Mr. Wigdale received in January 2005, 300,000 common shares and 300,000 share purchase warrants (each entitling the holder to purchase one common share at a price of $0.40 for a period of 3 years).  The Consultant Agreement terminated on January 15, 2006.

The Corporation has entered into a Consultant Agreement dated August 1, 2005, with Brian Barry, a director of the Corporation pursuant to which Mr. Barry provides certain consulting services to the Corporation.  The services generally relate to strategic development and customer service.  As compensation for these services, Mr. Barry is entitled to receive 100,000 share purchase warrants common shares (each entitling the holder to purchase one common share at a price of $0.63 until July 31, 2006).  The Consultant Agreement will terminate on July 31, 2006.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $82,500 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, any proposed nominee for election as a director or any of their associates or affiliates is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year other than routine indebtedness (as defined in the Securities Act (Ontario)).

STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on December 31, 2000 and ending on December 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation’s common shares.

As at December 31st	2000	2001	2002	2003	2004	2005
S&P/TSX Composite Index	100	86	74	92	104	126
Diversinet Corp.	100	54	13	9	4	2

Pursuant to National Instrument 54-102 published by the Canadian Securities Administrators, the Corporation is not required to mail out its interim quarterly financial statements.  The Corporation maintains a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed.  A return card is enclosed with this Circular permitting shareholders to request that they be placed on the supplemental mailing list.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders.  While it is the responsibility of the Corporation to develop its own corporate governance practices, National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) provides guidelines to be considered in developing those practices. National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58- 101”) requires annual disclosure of the Corporation's corporate governance practices.  The following discussion sets out the Corporation's approach to certain aspects of corporate governance as required by NI 58-101.

Composition of the Board

For the purposes of this disclosure, the applicable definition of “independent” is provided for in section 1.4 of Multilateral Instrument 52-110 (Audit Committees)(“MI 52-110”).  For the purposes of the MI 52-110, a director is considered “independent” if he has no direct or indirect material relationship with the issuer.  During 2003, Diversinet incorporated changes to its Board of Directors, including the institution of a Corporate Governance Committee and the replacement of the Chief Executive Officer as Chairman of the Board with an independent director.

The directors of the Corporation have examined these definitions and have individually considered their respective interests in and relationships with the Corporation.  As a consequence, the Board of Directors has concluded that three of the Board’s five members are “independent” within the meaning of the guidelines.  Mr. Nagy Moustafa, Chief Executive Officer, is not independent by virtue of being members of the management team.  Mr. Wigdale is not independent by virtue of his consulting agreement with the Corporation.  The Board of Directors considers its current size to be appropriate at the current time.  The Chairman of the Board is independent.  The Board of Directors believes that the presence of the Chief Executive Officer on the Corporation’s Board of Directors is key to the effective governance of the Corporation.  The knowledge and insight that this director brings to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation’s successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.  The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.

Board Mandate

The Board has not adopted a formal mandate but understands that its role is (i) to assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the Corporation, and (v) the integrity of the Corporation’s internal financial controls and management information systems.  The Board is in the process of adopting a written mandate which is expected to be adopted during the current fiscal year which will formalize these concepts in light of NI 58-101 and NP 58-201 (the “Policies”). The mandate will have written position descriptions for the chair of the board and the chair of each committee as well as for executive management.  The mandate will encourage but not require continuing education requirements for its directors.  The Corporation already has policies for a code of ethics, policies dealing with issuance of news releases and disclosure documents as well as share trading black-out periods.  The mandate will be available on the Corporation’s website.  The Policies suggest that the Corporation should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Attendance

Name	Board Meeting			Attendance %
Brian Barry (1)	10	of	10	100%
Nagy Moustafa	12	of	12	100%
Keith Powell	10	of	12	83%
Mark Steinman	12	of	12	100%
James Wigdale	12	of	12	100%

(1) Mr. Barry was appointed to the Board in March 2005.

Directorships

Mr. Powell is a director of Data Mirror Corporation, electroBusiness Inc, and Sumitomo Mitsui Banking Corporation.  None of the other Directors of the Corporation is a director of any other reporting issuer.

Position Descriptions

The Board has not developed written position descriptions for the CEO, the Chairman or the chair of each board committee.

Orientation and Continuing Education

The Board of Directors has not developed any specific orientation procedures for new directors or continuing education procedures for current directors.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees. The Code also includes provisions required by the Sarbanes-Oxley Act that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers.  The Board, through the Governance Committee, oversees compliance with the Code.  Any deviations from or amendments to the Code will be publicly disclosed.  The Code is accessible on our investor relations web page at www.diversinet.com.

Nomination of Directors

Prior to recommending nominee Directors to shareholders at the Corporation's Annual General Meeting, the Board of Directors as a whole considers the number of Directors and the skills and experience required to carry out the Board’s duties effectively.  The Board does not have a nominating committee.

Compensation

The Compensation Committee recommends to the Board of Directors the compensation for the directors and Chief Executive Officer and is discussed herein.

Assessments

The Board of Directors has not established any formal procedure to satisfy itself that the Board, its Committees and individual Directors are performing effectively.

COMMITTEES

Audit Committee

The Audit Committee is comprised of three non-management directors. The Audit Committee recommends engagement of the Corporation’s independent auditors and is primarily responsible for approving the services performed by the Corporation’s independent auditors.  The Audit Committee’s responsibilities included reviewing the Corporation’s financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors.  The Audit Committee also has the responsibility to review, and to recommend for approval, the Corporation’s interim unaudited consolidated financial statements and annual consolidated financial statements, management’s discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board.  The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and James Wigdale, all of whom are non-management directors.

To carry out its responsibilities, the Audit Committee held four meetings during the year ending December 31, 2005.  A copy of the Audit Committee charter and certain other prescribed information is presented in the Corporations’ Annual Report on Form 20-F.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Keith Powell (Chair) and Jay Wigdale.

Published industry salary data is reviewed and relied upon in the Compensation Committee’s assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel.  The Compensation Committee considers it crucial that we are assured of retaining and rewarding its top calibre executives who are essential to the attainment of our ambitious long-term, strategic goals.

For these reasons, the Compensation Committee believes our executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the Toronto Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash compensation should be paid commensurate with attained performance.  The executive cash compensation consists of base compensation and performance incentives.  Base salaries for executive officers are established by considering a number of factors, including our operating results; the executive’s individual performance and measurable contribution to our success; and pay levels of similar positions with comparable companies in the industry.  The Compensation Committee believes that our executive compensation must remain competitive for us to retain talented executives.  Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2005, the Compensation Committee recommended and approved a total of Cdn$25,000 for the executive team out of a potential total bonus pool of Cdn$630,000 or 4% of the potential total bonus pool.  The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2006 or beyond.

Stock Options

The Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan to foster executive officer ownership of our common stock, to stimulate a long-term orientation in decisions and to provide direct linkage with stockholder interests.  The Compensation Committee considers the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for our executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of our common stock on the date of grant.  Therefore, stock options provide an incentive to maximize our profitable growth that ordinarily, over time, should be reflected in the price of our common stock.

Benefits

We provide benefits to the named executive officers that are generally available to all our employees.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment contract (See “Management Employment Contracts”) which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participates in the Amended and Restated Stock Option Plan.

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2005, Mr. Moustafa was granted zero options to purchase Common Shares.  The historical stock option awards to Mr. Moustafa are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of two independent directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Keith Powell (Chair) and Brian Barry.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements for the year ended December 31, 2005 and Management’s Discussion and Analysis for the year ended December 31, 2005 is available without charge to shareholders upon written request to the Secretary of the Corporation at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2.  Financial information is also provided in the Corporation’s financial statements and Managements’ Discussion and Analysis for 2005.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED at Toronto, Ontario, the 30th day of March 2006.

BY ORDER OF THE BOARD OF DIRECTORS

March 30, 2006

/s/ Mark Steinman

Toronto, Ontario

Mark Steinman, Chairman

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/ David hackett
Nagy Moustafa, Chief Executive Officer February 22, 2006	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2005 and December 31, 2004 and the consolidated statements of earnings and deficit and cash flows for each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005, December 31, 2004, and December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated February 22, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 22, 2006

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2005	2004
Assets
Current assets:
Cash and cash equivalents	$ 1,355,562	$ 723,498
Short-term investments	–	2,000,000
Accounts receivable	66,039	290,239
Other receivables	1,266	35,700
Prepaid expenses	117,245	187,653
Current assets of discontinued operations (note 3)	–	512,992
Total current assets	1,540,112	3,750,082

Capital assets, net (note 4)	473,010	593,673
Purchased technology, net of accumulated
amortization of $nil, (2004-$251,333)	–	125,667
Customer assets net of accumulated
amortization of $nil, (2004-$441,024)	–	551,280
Goodwill (notes 2b)	–	2,286,932
Total assets	$ 2,013,122	$ 7,307,634

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 153,100	$ 147,084
Accrued liabilities (note 5)	226,679	478,781
Notes payable	–	4,611
Deferred revenue	79,000	165,343
Current liabilities of discontinued operations (note 3)	–	676,414
Total current liabilities	458,779	1,472,233

Shareholders’ equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued and outstanding:
24,316,691 (19,157,941 – 2004)
common shares	54,347,652	52,445,135
Contributed surplus	2,521,422	1,265,549
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants (note 6)	2,500,977	2,830,929
Deficit	(56,294,987)	(49,185,491)
Total shareholders’ equity	1,554,343	5,835,401

Future operations (note 1)
Commitments and contingencies (note 10)

Total liabilities and shareholders’ equity	$ 2,013,122	$ 7,307,634

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Chairman

Nagy Moustafa, Director

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2005	2004	2003
Revenue	$ 1,101,104	$ 2,602,894	$ 1,394,630
Cost of sales	562,987	1,426,922	416,776
Gross margin	538,117	1,175,972	977,854

Expenses:
Research and development	1,241,599	1,153,758	1,275,598
Sales and marketing	1,289,940	1,195,434	1,720,459
General and administrative	2,301,032	2,369,025	1,731,345
Depreciation and amortization	539,770	920,323	662,762
Goodwill impairment charge (note 2b)	1,894,690	2,500,000	–
Customer asset impairment charge	330,768	–	–
	7,597,799	8,138,540	5,390,164

Loss before the following	(7,059,682)	(6,962,568)	(4,412,310)

Foreign exchange loss	10,586	28,386	324,365
Interest income and other income	(31,632)	(15,598)	(23,493)

Loss from continuing operations	(7,038,636)	(6,975,356)	(4,713,182)
Loss from discontinued operations (note 3)	(70,860)	(541,486)	(245,569)

Loss for the year	(7,109,496)	(7,516,842)	(4,958,751)

Deficit, beginning of year	(49,185,491)	(41,481,762)	(36,523,011)
Adjustment for cumulative effect of change in accounting for stock based compensation (note 2o)	–	(186,887)	–
Deficit, end of year	$(56,294,987)	$(49,185,491)	$(41,481,762)

Basic and diluted loss per share from
continuing operations	$ (0.34)	$ (0.57)	$ (0.67)
Basic and diluted loss per share	$ (0.35)	$ (0.62)	$ (0.71)

Weighted average number of common shares	20,578,427	12,144,565	7,022,447

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2005	2004	2003

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (7,038,636)	$ (6,975,356)	$ (4,713,182)
Items not involving cash:
Depreciation and amortization	539,770	920,323	662,762
Goodwill impairment charge (note 2b)	1,894,690	2,500,000	–
Customer asset impairment charge	330,768	–	–
Stock-based compensation expense	986,257	760,916	825,010
Unrealized foreign exchange loss	–	–	477,210
Change in non-cash operating working capital:
Accounts receivable	224,200	15,615	1,645,298
Other receivables	34,434	23,777	(82,028)
Prepaid expenses	70,408	184,554	10,655
Accounts payable	6,016	(182,896)	(1,766,591)
Accrued liabilities	(252,102)	(571,658)	829,068
Deferred revenue	(86,343)	(312,106)	(152,162)
Cash used in continuing operations	(3,290,538)	(3,636,831)	(2,263,960)
Cash provided by discontinued operations	(92,042)	94,858	1,280,081
Cash used in operations	(3,382,580)	(3,541,973)	(983,879)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	1,842,183	4,565,503	2,920,746
Notes payable	(4,611)	(17,456)	(879,448)
Repayment of promissory notes payable	–	(50,000)	–
Bank indebtedness	–	–	(240,979)
Cash provided in continuing operations	1,837,572	4,498,047	1,800,319
Proceeds from sale of discontinued operations	250,000	–	–
Cash provided by financing activities	2,087,572	4,498,047	1,800,319

Investing activities:
Proceeds of disposition of short-term investments	2,000,000	(756,040)	(269,777)
Acquisitions, net of cash received	–	–	(541,084)
Net (addition) disposal of capital assets	(72,928)	(24,070)	42,085
Cash provided by (used in) investing activities	1,927,072	(780,110)	(768,776)

Increase in cash and cash equivalents	632,064	175,964	47,664

Cash and cash equivalents, beginning of year	723,498	547,534	499,869

Cash and cash equivalents, end of year	$ 1,355,562	$ 723,498	$ 547,533

Supplementary non-cash financing and
investing activities:
Issue of warrants on acquisitions	$ –	$ –	$ 1,044,640
Issue of common shares on acquisitions	–	–	4,959,875
Issuance of shares in settlement of debt	–	400,000	–

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2005 and 2004

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1.            Future operations:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.           Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 16, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)   Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)   Goodwill and customer assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS indicated that the fair value of goodwill was nil and accordingly recorded an impairment charge of $392,242.  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.  The Company believes goodwill is recorded at its fair value as at December 31, 2005.

During fiscal 2004, Caradas was unable to attract significant new customers in order to generate expected cash flows, and DSS lost key management which resulted in the loss of several customers over the course of the year.  The Company completed a goodwill impairment test as at December 31, 2004 and determined that goodwill of $2,500,000 relating to Caradas and $525,000 relating to DSS was impaired under the fair value methodology as prescribed under GAAP.  Goodwill impairment charges for DSS have been included in the results from discontinued operations for all periods presented.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

Balance December 31, 2003	$ 5,311,932
Goodwill impairment charge	(3,025,000)
Balance December 31, 2004	2,286,932
Goodwill impairment charge	(2,286,932)
Balance December 31, 2005	$ –

(c)   Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(d)   Revenue recognition:

The majority of our revenues are derived from consulting services delivered on a stand alone basis.  We also provide technical consulting services relating to smart card based application security systems.  We also derive revenues from products and services for mobile commerce over wireless networks.

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the specifics of the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from long term contracts is recognized based on actual hours incurred as specific deliverables are achieved, consistent with the Company’s proportional performance under the contractual arrangement.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

Revenue from software license agreements is recognized in accordance with CICA 3400 “Revenue” and Statement of Position 97-2 “Software Revenue Recognition” as amended upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable.  We consider fees related to arrangements with significant payments due beyond our normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.  Revenue from the sale of additional software products is recognized as software is delivered.

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence (VSOE) of relative fair value of the elements. When arrangements contain multiple elements and VSOE only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized.  VSOE used in determining the fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  For arrangements containing multiple elements where VSOE does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either VSOE exists for the remaining undelivered elements or all elements have been delivered.  The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

The Company’s sales arrangements generally include standard payment terms ranging up to 90 days.  The Company provides a limited product warranty, the costs of which have historically been insignificant.  The Company’s products are not subject to rights of return, stock rotation rights or price protection.

(e)   Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(f)    Short-term investments:

Short-term investments consist of corporate debt securities having a term of 90 days but less than one year when acquired which are recorded at cost plus accrued interest.

(g)   Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.  The Company has recorded no investment tax credits in 2005 ($141,000 - 2004).

(h)   Research and development costs:

Research costs are expensed as incurred.  Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.  Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years.  The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(i)   Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.  During the year, the Company recorded amortization of purchased technology and customer assets in the amount of $126,000 ($189,000 for 2004) and $221,000 ($331,000 for 2004), respectively.

(j)    Customer assets:

Customer relationships are amortized over three years. Customer contracts are amortized as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(k)   Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss for the period.

As a result of a number of circumstances, including the financing activities during fiscal 2003, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements

Under this method, share capital was translated at the exchange rate in effect at the time of the transaction.  Deficit was translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities were translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

(l)    Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(m)   Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(n)   Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(o)   Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company has retroactively adopted this change without re-statement of prior years and has determined the fair value of stock options granted to employees since November 1, 2002 in the amount of $186,887, representing the expense for the 2003 fiscal year.  This amount has been charged to deficit with an offsetting increase to the contributed surplus.  During the year ended December 31, 2005, the Company recorded compensation expense for Canadian GAAP of $439,250 (2004 - $577,549) relating to employee stock options for which there was no corresponding expense under US GAAP (note 14).

(p)   Use of estimates:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Actual results could differ from those estimates.

3.            Acquisitions and discontinued operations:

(a)  In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies (“DSS”), a consulting services provider.  The aggregate purchase price of $1,301,038 was allocated as follows:

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

Final consideration for this acquisition consisted of $350,000 in cash, $26,998 in costs associated with the acquisition, the issuance of 200,000 Diversinet shares, 120,000 warrants with a value of $374,040, and a promissory note of $150,000.

The Company completed a goodwill impairment test as at December 31, 2004 and recorded an impairment charge of $525,000, as disclosed in note 2(b). An additional impairment charge of $392,242 was recorded when the majority of assets and liabilities held by DSS were sold in February 2005, as disclosed in note 4.

(b)  In September 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475, consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 of costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  All purchase warrants have subsequently been cancelled unexercised, and their value reclassified to contributed surplus.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 186,853
Working capital	(320,372)
Purchased technology	377,000
Customer assets	992,304
Goodwill	4,394,690
Purchase price	$ 5,630,475

The customer assets of $992,304 were comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years and amortized on a straight-line basis, while the customer contracts were amortized as services were performed.  The purchased technology of $377,000 was assigned a useful life of two years and is fully amortized as at December 31, 2005.

During the fourth quarter of 2004, the Company completed a goodwill impairment test and recorded an impairment charge of $2,500,000. An additional impairment charge of $1,894,690 for goodwill, and $$330,768 for customer assets, was recorded in 2005, as disclosed in note 2(b).

In February 2005, the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

As at December 31 Balance sheet	2005 $	2004 $
Current assets	–	512,992
Current liabilities	–	676,414
Net liabilities of discontinued operations	–	(163,422)

For the year ended December 31:	2005	2004	2003
Income Statement	$	$	$
Revenue	453,361	4,441,994	7,126,886
Expenses	820,772	4,983,480	7,372,455
Income (loss) from discontinued operations	(367,411)	(541,486)	(245,569)
Gain on disposition of discontinued operations	296,551	–	–
Loss from discontinued operations	(70,860)	(541,486)	(245,569)
Loss per share from discontinued operations	0.00	(0.04)	(0.03)

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242 (2004 - $525,000; 2003 - nil).

During the third quarter of 2004, the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as a reduction of discontinued expenses in the table above.  Additional future cash consideration of $800,000 receivable based on achievement of certain financial targets was also eliminated.

4.           Capital assets:

December 31, 2005	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,214,614	$ 928,857	$ 285,757
Computer software	506,783	420,786	85,997
Furniture and fixtures	269,717	182,390	87,327
Leasehold improvements	158,713	144,784	13,929
	$ 2,149,827	$ 1,676,817	$ 473,010

In the year ended December 31, 2005, depreciation expense and amortization on capital assets amounted to $192,701.

December 31, 2004	Cost tst t	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,147,777	$ 841,425	$ 306,352
Computer software	508,163	385,197	122,966
Furniture and fixtures	290,789	171,249	119,540
Leasehold improvements	170,825	126,010	44,815
	$ 2,117,554	$ 1,523,881	$ 593,673

In the year ended December 31, 2004, depreciation expense and amortization on capital assets amounted to $416,712.

5.                  Accrued liabilities:

	2005	2004
Compensation	$ 42,256	$ 151,633
Professional fees	101,973	97,611
Miscellaneous	82,450	229,537
	$ 226,679	$ 478,781

6.                   Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2002	535,404	$ 47,348	3,222,308	$ 40,677,545
Reverse stock split (b)	–	–	–	(5,246)
Private placement (c)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (d)	120,000	374,040	–	–
Acquisition of Caradas (e)	200,000	670,600	1,417,500	4,895,310
Professional services (f)	105,000	171,360	559,099	701,620
Private placement (c)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	1,331,652	11,043,027	49,191,482
Stock options exercised and shares issued (a)	–	–	189,914	358,458
Private Placement (g)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (h)	300,000	97,140	6,925,000	2,530,624
Acquisition of Caradas (e)	(100,000)	(335,300)
Professional services (i)	288,000	183,366	–	–
Warrants cancelled and expired (l)	(40,000)	(39,639)	–	–
Balance December 31, 2004	2,568,404	2,830,929	19,157,941	52,445,135
Private Placement (j)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (e)	(100,000)	(335,300)	–	–
Professional services (k)	375,000	72,353	130,000	85,400
Warrants cancelled and expired (l)	(701,404)	(92,071)	–	–
Stock options exercised and shares issued (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652

(a)   During 2003, 2004, and 2005, the Company granted options to certain employees, officers and directors under a share option plan (note 13), enabling them to purchase common shares of the Company.

(b)  On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

(c)   On June 23, 2003, the Company completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.

The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the private placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of Diversinet at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

(d)  In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants became fully vested on January 1, 2005 and expires on December 31, 2006.

(e)  On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  During 2005, the remaining 100,000 share purchase warrants were cancelled and the value transferred to contributed surplus.

(f)   Professional services:

The following chart summarizes the activity during the year ended December 31, 2003:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Business development services (i)	–	$ –	250,000	$ 300,000
Public relations services (ii)	100,000	57,620	200,000	240,000
Warrants exercised (ii)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (iii)	50,000	59,260	–	–
Consulting services (iv)	–	–	40,000	104,000
Consulting services (v)	25,000	39,640	–	–
Advisory board consulting services (vi)	25,000	52,508	–	–
Consulting services (vii)	5,000	19,952	–	–
	105,000	$ 171,360	559,099	$ 701,620

(i)  On May 14, 2003, the Company entered into an agreement for business development services.  This agreement is subject to certain milestones that if not met may allow Diversinet to terminate the retainer portion of the agreement and /or the entire agreement.  In consideration for the services to be rendered Diversinet will pay a retainer equal to $25,000 per month, which at our discretion may be paid as follows: (i) $25,000 per month in cash, or (ii) $25,000 per month by the issuance of 41,667 common shares per month, or (iii) $20,000 per month in cash and issuance of 8,333 common shares per month.  The Company elected to pay the first six months by way of 250,000 common shares.

(ii)  On May 14, 2003, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year cashless exercisable warrant terminating on May 12, 2006 to purchase up to 100,000 of our common shares at $0.60 per share and 200,000 common shares, being 16,667 common shares per month for 12 months in regards to the compensation payable by us for these services.  The consultant opted to have a cashless exercise and received 69,099 common shares.

(iii) On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share.

(iv)  On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued 40,000 of our common shares.

(v)  On August 20, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a one-year warrant terminating on August 20, 2004 to purchase up to 25,000 of our common shares at $3.40 per share.

(vi) On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on August 1, 2008, vesting equally on a quarterly basis over three years, to purchase up to 25,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vii) On September 1, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on September 30, 2005 to purchase up to 5,000 of our common shares at $2.50 per share.

(g)  On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within the Company.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (h) below.

(h)  On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(i)  Professional services:

The following chart summarizes the activity during the year ended December 31, 2004:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	25,000	$ 45,930
Consulting services (ii)	72,000	100,574
Consulting services (iii)	15,000	5,464
Consulting services (iv)	18,000	22,360
Consulting services (v)	38,000	3,027
Consulting services (vi)	100,000	4,810
Consulting services (vii)	20,000	1,201
	288,000	$ 183,366

(i)   On January 16, 2004, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on January 30, 2006 to purchase up to 25,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.

(ii)  On January 31, 2004, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on January 30, 2006 to purchase up to 72,000 of our common shares at $2.50 per share in regards to partial compensation payable by us for these services.

(iii)  On April 11, 2004 the Company amended an agreement for consulting services dated August 20, 2003.  As additional consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on April 11, 2009 to purchase up to 15,000 of our common shares at $1.90 per share in regards to the compensation payable by us for these services.

(iv)  On May 1, 2004 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on May 17, 2006 to purchase up to 18,000 of our common shares at $1.65 per share in regards to the compensation payable by us for these services.

(v)  On September 20, 2004, the Company entered into an agreement for corporate marketing. In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 38,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(vi) On September 20, 2004, the Company entered into an agreement for internal corporate sales providing development and support for the sales message and strategy.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 100,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services

(vii) On September 22, 2004, the Company entered into an agreement for internal legal services.  In part consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on January 31, 2006 to purchase up to 20,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(j)   On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from September 26, 2005.

(k)   Professional services:

The following chart summarizes the activity during the year ended December 31, 2005:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Advisory board consulting services (i)	125,000	$ 32,119	130,000	$ 85,400
Consulting services (ii)	30,000	7,023	–	–
Consulting services (iii)	15,000	3,959	–	–
Consulting services (iv)	30,000	17,946	–	–
Consulting services (v)	50,000	2,528	–	–
Consulting services (vi)	25,000	4,061	–	–
Consulting services (vii)	100,000	4,717	–	–
	375,000	$ 72,353	130,000	$ 85,400

(i)   On April 1, 2005, the Company issued common share purchase warrants to each of the members of our advisory board.  These warrants vest at a rate of 8.3% per month over a one-year period and expire on December 31, 2006.  Each holder of these warrants is entitled to purchase common shares at $0.66 per share.

(ii)  On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share.

(iii) On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share.

(iv) On July 21, 2005, the Company entered into a consulting agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from February 28, 2008 to May 31, 2008 to purchase up to 30,000 of our common shares at $0.71 per share.

(v)  On September 8, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from September 7, 2006 to September 7, 2008 to purchase up to 50,000 of our common shares at $0.40 per share.

(vi)  On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.

(vii) On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.

(l)    Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(m) During the third quarter of the current year, the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

7.           Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 2,409,873 at December 31, 2005, 1,178,486 at December 31, 2004 and 1,118,846 at December 31, 2003.  Anti-dilutive warrants amounted to 2,213,250 at December 31, 2005, 2,568,404 at December 31, 2004 and 1,020,404 at December 31, 2003 respectively.

8.            Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2005	2004
Future tax assets:
Operating loss carryforwards	$11,577,330	$12,145,083
Capital loss carryforwards	818,264	754,249
Share issue costs	155,117	246,021
Research and development costs	3,612,437	3,256,230
Capital assets, accounting basis less than tax basis	6,384,259	6,308,767
	22,547,407	22,710,350
Valuation allowance	(22,547,407)	(22,710,350)
Net future tax assets	$ –	$ –

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2005, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $29,123,000.  These losses expire in the following fiscal years:

2006	$4,614,000
2007	12,100,000
2008	3,625,000
2009	411,000
2010	4,407,000
2014	1,864,000
2015	2,102,000
$ 29,123,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,727,000, expiring between 2018 and 2025.

9.           Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2005 – 100%, December 31, 2004 – 75% and December 31, 2003 – 60% of the capital assets were located in Canada, 0% (25% - December 31, 2004; 22% December 31, 2002) were located in the United States and 0% (0% December 31, 2004 and 18% - December 31, 2003) in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2005 are as follows:

		Sales		Accounts Receivable
	2005	2004	2003	2005	2004
Customer 1	38%	46%	49%	–	178,417
Customer 2	29%	18%	18%	–	79,000
Customer 3	18%	0%	0%	–	–

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2005 are as follows:

	2005	2004	2003
Sales:
United States	$ 801,700	$ 2,334,510	$ 1,093,932
Canada	99,680	116,526	9,665
Other	–	110,000	70,000
Asia	199,724	41,858	221,033
	$ 1,101,104	$ 2,602,894	$ 1,394,630

During each of the years in the three-year period ended December 31, 2005 revenue is attributable as follows:

	2005	2004	2003
Sales:
Consulting services	$ 1,101,104	$ 2,274,007	$ 1,065,870
Licensing	–	328,887	328,760
	$ 1,101,104	$ 2,602,894	$ 1,394,630

10.           Commitments and contingencies:

(a) Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(ii) In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b) Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2006	379,639
$ 379,639

11.          Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 2,896,250 common shares (being 3,144,788 options reserved for issuance less 248,538 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2005, the number of common shares reserved for future issues of stock options amounts to 486,379.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

The following table summarizes information about stock options outstanding at December 31, 2005:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $0.63	1,887,800	3.90	$ 0.43	984,268	$ 0.43
$1.50 – $24.06	522,073	2.51	3.00	399,323	3.25
	2,409,873	3.60	$ 0.98	1,383,591	$ 1.24

Changes for the employee stock option plan during the year ended December 31, 2005 were as follows:

	Year ended 2005		Year ended 2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	1,178,486	$ 2.37	1,118,846	$ 5.45
Options granted	1,647,500	0.41	451,300	0.37
Options exercised	(28,750)	0.59	(4,914)	0.63
Options cancelled	(387,363)	2.80	(386,746)	9.61
Options outstanding, end of year	2,409,873	0.98	1,178,486	2.37
Options exercisable, end of year	1,383,591	1.24	730,271	2.71
Weighted average fair value of options granted during the year		$ 0.63		$ 0.76

12.          Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)  Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2005 and 2004.

(b)  Fair values:

The fair values of the Company’s financial instruments approximate their carrying amounts due to their short-term nature.

 (c) Credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable.  Cash equivalents and short-term investments are maintained at high-quality financial institutions.

The Company generally does not require collateral for sales on credit.  The Company closely monitors extensions of credit.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

Valuation Accounts and Reserves:

	2005	2004	2003
Allowance for Doubtful Accounts
Opening balance	$ 218,500	$ 132,500	$ –
Additions (deductions)	(218,500)	86,000	132,500
Closing balance	$ -	$ 218,500	$ 132,500

Additions (deductions) to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative account.

13.         Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As part of the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  As well, during 2004 the Company completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,242,795 common shares and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19.35% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS asset agreement.

14.         Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2005	2004	2003
Share capital:
Canadian GAAP	$54,347,652	$52,445,135	$49,191,482
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
U.S. GAAP	$84,436,706	$82,534,189	$79,280,536
Deficit and comprehensive loss:
Canadian GAAP	$(56,294,987)	$(49,185,491)	$(41,481,762)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)(i)	(991,696)	(991,696)	(991,696)
Compensation expense (b)(ii)	1,016,799	577,549	–
U.S. GAAP	$(86,358,938)	$(79,688,692)	$(72,562,512)
Consolidated statements of loss:
Loss under Canadian GAAP	$(7,109,496)	$ (7,516,842)	$ (4,958,751)
Compensation expense (b)(ii)	439,250	577,549	–
Loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (4,958,751)
Basic and diluted loss per share under U.S. GAAP	$(0.32)	$(0.57)	$(0.71)
Loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (4,958,751)
Other comprehensive loss (income) being cumulative translation adjustment (c)	–	–	(477,210)
Comprehensive loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (5,435,961)

(a) Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b) Compensation expense:

(i)        Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants subsequent to November 1, 2002.  As the Company has always recognized compensation expense for options issued to consultants for US GAAP purposes, this resulted in no U.S. GAAP differences in 2005 and 2004.  Prior to the adoption of 3870, the company did not recognize compensation expense for Canadian GAAP purposes when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credited to share capital.

(ii)      Effective January 1, 2004 Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense this amount over the estimated vesting period of stock options.  For US GAAP purposes, the Company follows the intrinsic value method and no stock based compensation is recorded when the exercise price of stock options granted to employees is the same as the market price at the date of grant. If the Company issues options with an exercise price that is less than the market price, for US GAAP purposes the resulting compensation expense is charged to earnings over the vesting period.  During the year ended December 31, 2005, the Company recorded compensation expense for Canadian GAAP of $439,250 (2004 - $577,549) relating to employee stock options in excess of the amount recorded under US GAAP.

(c) Other comprehensive loss (income):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130”) requires disclosure of comprehensive income, which includes reported net income as adjusted for other comprehensive income.  Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(d) Short-term investments:

Short-term investments consist of corporate debt securities.  For U.S. GAAP purposes, the Company classifies its debt securities as available-for-sale, which are recorded at fair value.

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.  Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.  During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.

(e) Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

(i)

Stock-based compensation plan:

SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied.  The disclosures in the following table show the Company’s loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model.  Assumptions used when valuing the options at their date of grant using in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

	2005	2004	2003
Loss under U.S. GAAP	$ (6,670,246)	$ (6,939,293)	$ (4,958,751)
Compensation expense	804,158	673,513	1,281,680
Pro forma loss under U.S. GAAP	(7,474,404)	(7,612,806)	(6,240,431)
Pro forma loss per common share:
Basic and diluted	(0.36)	(0.63)	(0.89)
Weighted average number of common shares	20,578,427	12,144,565	7,022,447

(ii)

Recent accounting pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

Executive Officers

Nagy Moustafa, Chief Executive Officer

In 1997, it was Nagy Moustafa's vision to take identity management into the wireless market, thus making Diversinet a leading innovator in the wireless industry.  Mr. Moustafa was the founder of CIT Canada Inc., an IT consulting firm, and its chief visionary since its inception.  Prior to CIT Canada Inc., Mr. Moustafa was Director of Information Technology with Rogers Communications and held senior positions at IBM, Computerland and the Canadian Ministry of Treasury and Economics.

David Hackett, Chief Financial Officer and Corporate Secretary

David Hackett joined Diversinet in 2002 having most recently been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at as a Chartered Accountant at Ernst & Young.

Board of Directors

Brian Barry has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry completed a merger and acquisition activity with sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada.

Nagy Moustafa has served as Diversinet's Chief Executive Officer since November 1997 and President from November 1997 to December 2004.

Keith Powell has served as one of Diversinet's Directors since July 2002.  Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks.  Mr. Powell is currently a Partner at XPV Capital Corporation, a early stage venture capital company.  In addition he holds seats on a number of technology company boards.

Mark Steinman has served as one of Diversinet's Directors since June 1998 and Chairman since September 2002.  Mr. Steinman has thirty years of corporate finance experience and is currently an independent consultant.  Until 2003, Mr. Steinman was Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

James ('Jay') Wigdale has served as one of Diversinet’s Directors since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1988 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

Advisory Board

Richard Clarke has served the last three U.S. Presidents as a senior White House advisor, where he held the titles of special assistant to the President for global affairs, national coordinator for security and counter-terrorism, and special advisor to the President for cyber-security. He is presently an on-air global terrorism consultant for ABC Television, and chairman of Good Harbor Consulting LLC.

Roger Cressey served as chief of staff to the U.S. President's Critical Infrastructure Protection Board from November 2001 to September 2002. Between November 1999 and November 2001, he served as director for transnational threats on the U.S. National Security Council staff. Mr. Cressey is the president of Good Harbor Consulting and an adjunct professor at Georgetown University.

Dr. Taher Elgamal is the chairman of Securify, Inc. and former chief scientist at Netscape Communications.  He is a renowned expert on information security.

Patrick Gauthier is senior vice president, New Product Development, for Visa U.S.A.  Over the past 5 years Patrick has led the team that created “smart Visa” for the US market.  Before joining Visa, Patrick was North American Sales Manager with Schlumberger Smart Card & Systems.  Patrick holds a Master’s degree in Telecommunications Engineering from the Institut Supérieur des Télécommunications in France.

Howard Schmidt is chief information security officer for eBay and a founding member of the Global Council of CSOs (Chief Security Officers), a security think tank.  In December 2001, Mr. Schmidt was appointed as the vice chair of the President's Critical Infrastructure Protection Board.  Previously, Mr. Schmidt was chief security officer for Microsoft Corp.

Steve Sigmond is a Venture Partner at BlueStream Ventures, where he leads the firm’s investment activities in the information security sector. Previously, he was a Managing Director in Equity Research at RBC Capital Markets and its predecessor firms Dain Rauscher Wessels and Wessels, Arnold & Henderson.

Diversinet Corp. 2225 Sheppard Avenue East Suite 1801 Toronto, Ontario Canada M2J 5C2 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: OTC Bulletin Board Symbol: DVNTF

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 25, 2006

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario ON Thursday May 25, 2006, AT 3:00 PM

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints, Nagy Moustafa, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular).  Please indicate your voting preference by marking an “X” in the space provided.

		For	Withhold
1.	To elect as Directors, Brian Barry, Nagy Moustafa, Keith Powell, Mark Steinman and James Wigdale
		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.	To authorize the Directors to reserve 1,003,750 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.   This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.   A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.    The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

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Name (please print)

Address

City/Province (or State)/Postal Code

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1